

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2023

Tanya Zharov
General Counsel
Alvotech
1201 Wilson Blvd., Ste. 2130
Arlington, Virginia 22209

      Re: Alvotech
          Registration Statement on Form F-3
          Filed October 20, 2023
          File No. 333-275111

Dear Tanya Zharov:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Tamika Sheppard at 202-551-8346 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences

cc: Nicolas H.R. Dumont